

August 11, 2011

Via Email
Russell W. Mitchell
Chief Executive Officer
Puramed Bioscience Inc.
1326 Schofield Avenue
Schofield, WI 54476

>   **Re: Puramed Bioscience Inc.**
>   **Post-Effective Amendment No. 1 to Form S-1**
>   **Filed August 1, 2011**
>   **File No. 333-167399**

Dear Mr. Mitchell:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 34

1. Please update your executive compensation disclosure to include information for the fiscal year ended June 30, 2011.

Index to the Financial Statements, page F-1

2. Please be advised that if the effective date of the above referenced filing occurs after August 15, 2011, the company will be required to amend the filing to provide audited year-end financial statements for the fiscal year ended June 30, 2011 because it did not report income in either 2010 or 2009. See Section 8-08(b) of Regulation S-X for guidance. Please also be advised that in the event the company is required to provide audited financial statements for the 2011 fiscal year it will be required to file XBRL exhibits with the amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending filing please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the filing as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above filing. Please allow adequate time for us to review any amendment prior to the requested effective date.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Matthew C. Carroll (Lucosky Brookman LLP)